EXHIBIT 5.1



Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318 484-7400

August 17, 2006

Cleco Corporation
2030 Donahue Ferry Road
Pineville, Louisiana 71360

Gentlemen:

In my capacity as Acting General Counsel, Director - Regulatory Compliance, and Assistant Corporate Secretary of Cleco Corporation, a Louisiana corporation (the "Company"), I have been requested to furnish to you an opinion regarding the Registration Statement on Form S-3 (Registration No. 333-109506) (as amended to date, the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the registration of the offer and sale of certain securities of the Company specified in the Registration Statement, including the Shares (as defined below). The Company intends to issue and sell to the Underwriters (as defined below), pursuant to the terms of an underwriting agreement (the "Underwriting Agreement") by and between the Company and the Underwriters named in Schedule I thereto (the "Underwriters") filed as Exhibit 1.1 to the Current Report on Form 8-K of the Company dated August 17, 2006 and filed with the Commission on the date hereof (the "Form 8-K"), 6,000,000 shares of common stock, par value $1.00 per share ("Common Stock"), of the Company and also proposes to issue and sell to the Underwriters an aggregate of not more than 900,000 additional shares of Common Stock (all shares of Common Stock issued and sold to the Underwriters pursuant to the terms and conditions of the Underwriting Agreement are referred to herein collectively as the "Shares").

As Acting General Counsel, Director - Regulatory Compliance, and Assistant Corporate Secretary of the Company and in connection with the Registration Statement referred to above, I have examined and reviewed, directly, indirectly through my staff or otherwise to my satisfaction, the Company's Articles of Incorporation and Bylaws, each as amended to date, and have examined and reviewed, directly, indirectly through my staff or otherwise to my satisfaction, originals, or photostatic or certified copies, of such records of the Company, certificates of representatives of the Company and of public officials, and such other documents as I deemed relevant for purposes of this opinion. In such examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals, and the conformity to original documents of all documents submitted to me as certified or photostatic copies and the authenticity of the originals of such documents.

With respect to factual matters material to this opinion, I have also relied upon the representations of the Company contained in the Underwriting Agreement.

Based upon and subject to the foregoing, and the assumptions, limitations and qualifications set forth herein, I am of the opinion that:

1. The Company is a corporation duly incorporated and validly existing in good standing under the laws of the State of Louisiana.

2. The Shares are duly authorized and, upon issuance and sale of the Shares to the Underwriters in accordance with the Underwriting Agreement, the Shares will be validly issued, fully paid and non-assessable.

The foregoing opinions are subject to the following further assumptions, limitations and qualifications:

I have assumed the execution, delivery and consummation of the transactions contemplated in the Underwriting Agreement.

I am a member of the Bar of the State of Louisiana, and I express no opinion as to matters that may be governed by the laws of any jurisdiction, other than the State of Louisiana and the federal laws of the United States of America.

I consent to the filing of this opinion as an exhibit to the Form 8-K, to the incorporation by reference of this opinion by the Registration Statement and to the reference to me in the prospectus forming a part thereof and in the prospectus supplement relating to the Shares under the caption "Legal Matters." In giving this consent, I do not admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act or the general rules and regulations of the Commission promulgated thereunder. This opinion speaks as of the date hereof, and I disclaim any obligation to update this opinion.

Very truly yours,

/s/ Mark D. Pearce
Mark D. Pearce
Acting General Counsel